                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                    FORM 11-K

                                  ANNUAL REPORT
              PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
                                   ACT OF 1934

(MARK ONE):

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

         For the fiscal year ended December 31, 1999.


( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

         For the transition period from _____ to _____

                           Commission File No. 0-22046

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

              Bogen Communications International, Inc. 401(k) Plan


     B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                    Bogen Communications International, Inc.
                                50 Spring Street
                                Ramsey, NJ 07446

REQUIRED INFORMATION

The following financial statements of the Bogen Communications International, Inc. 401(k) Plan, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Securities Act of 1974, as amended, are filed herewith.

                    BOGEN COMMUNICATIONS INTERNATIONAL, INC.
                                   401(K) PLAN
                                DECEMBER 31, 1999

                                TABLE OF CONTENTS


                                                                           PAGE
                                                                           ----
PART I   -  EXHIBIT INDEX.....................................................2


PART II  -  FINANCIAL INFORMATION

     Independent Auditor's Report.............................................3
     Statement of Net Assets Available for Benefits -
       December 31, 1999 and 1998.............................................4
     Statement of Changes in Net Assets Available for
       Benefits For the year ended December 31, 1999 and
         the Period April 1, 1998
          (Date of Inception) to December 31, 1998..........................5-6
      Notes to Financial Statements........................................7-11
         Schedule of Assets Held for Investment Purposes.....................12

SIGNATURE OF PLAN ADMINISTRATOR..............................................13

                                  EXHIBIT INDEX




EXHIBIT NUMBER                      EXHIBIT                    LOCATION
--------------                      -------                    --------
    23.1                      Consent of KPMG LLP               Page 14

                          INDEPENDENT AUDITORS' REPORT


October 12, 2000


The Plan Administrator
Bogen Communications International, Inc.
    401(k) Plan:


We have audited the accompanying statements of net assets available for benefits of the Bogen Communications International, Inc. 401(k) Plan as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the year ended December 31, 1999 and the period April 1, 1998 (date of inception) to December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the year ended December 31, 1999 and the period April 1, 1998 (date of inception) to December 31, 1998 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The 1999 supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the 1999 basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The 1999 supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                    /s/ KPMG LLP
                                            ----------------------------

                    BOGEN COMMUNICATIONS INTERNATIONAL, INC.
                                   401(K) PLAN

                       Statements of Net Assets Available
                                  for Benefits

                           December 31, 1999 and 1998

                                                                                  1999            1998
                                                                            --------------  -------------
Investments, at fair value (note 1):
   Money Market Funds                                                    $        17,931          8,065
   The American Funds Group:
       Capital Income Builder                                                    142,452        176,481
       The Income Fund of America                                                232,290        269,758
       Washington Mutual Investors Fund                                           79,468         37,891
   Franklin Mutual Discovery Fund                                                 63,412         14,943
   Neuberger & Berman Partners - Assets                                           49,523         20,799
   Neuberger & Berman Genesis - Assets                                            40,618         22,549
   The Victory Stock Index Fund                                                  667,112        548,793
   The Victory Fund for Income - Class A                                          20,688         14,314
   EB MaGIC Fund                                                                 359,674        314,221
   Bogen Communications International, Inc. Common Stock                         313,867        208,603
   Geotek Communications, Inc. Common Stock                                           10            105
                                                                            --------------  -------------
                             Total investments                                 1,987,045      1,636,522

Employer contribution receivable                                                   3,470          3,200
Participants' contribution receivable                                             10,707         10,180
Loan repayments receivable                                                           800            885
Loans receivable from participants                                                84,659         81,248
Other assets, net                                                                    115             99
                                                                            --------------  -------------
                             Net assets available for benefits             $   2,086,796      1,732,134
                                                                            ==============   =============

See accompanying notes to financial statements.

                    BOGEN COMMUNICATIONS INTERNATIONAL, INC.
                                   401(K) PLAN

                       Statement of Changes in Net Assets
                             Available for Benefits

                      For the Year ended December 31, 1999



                                               PARTICIPANT AND
                                               NON-PARTICIPANT
                                                  DIRECTED -
                                                    BOGEN              PARTICIPANT
                                               COMMUNICATIONS           DIRECTED -
                                                INTERNATIONAL,          ALL OTHER
                                                 INC. STOCK            INVESTMENTS      OTHER            TOTAL
                                             ------------------ -------------------- ------------- -----------------
Additions:
  Contributions:
   Participants                              $        14,589             297,146         527              312,262
   Rollovers                                           3,306              62,813         --                66,119
   Employers                                          94,384                --           270               94,654
  Interfund transfers                                 16,491             (16,491)        --                  --
  Net earnings                                        24,152             147,944         --               172,096
                                             ------------------ -------------------- ------------- ------------------

                Total additions                      152,922             491,412         797              645,131
                                             ------------------ -------------------- ------------- ------------------

Deductions:
  Benefits paid to participants                       37,170             246,558         --               283,728
  Other                                                  --                  649         85                   734
  Administrative fees                                    606               5,401         --                 6,007
                                             ------------------ -------------------- ------------- ------------------

                   Total Disbursements                37,776             252,608          85              290,469
                                             ------------------ -------------------- ------------- ------------------

                Net increase                         115,146             238,804         712              354,662

Net assets at December 31, 1998                      216,767           1,501,102      14,265            1,732,134
                                             ------------------ -------------------- ------------- ------------------

Net assets at December 31, 1999              $       331,913           1,739,906      14,977            2,086,796
                                             ================== ==================== ============= ==================

See accompanying notes to financial statements.

                    BOGEN COMMUNICATIONS INTERNATIONAL, INC.
                                   401(K) PLAN

                       Statement of Changes in Net Assets
                             Available for Benefits

                      For the Period April 1, 1998 (Date of
                         Inception) to December 31, 1998

                                                 PARTICIPANT AND
                                                 NON-PARTICIPANT
                                                    DIRECTED -
                                                      BOGEN                PARTICIPANT
                                                  COMMUNICATIONS            DIRECTED -
                                                  INTERNATIONAL,            ALL OTHER
                                                    INC. STOCK             INVESTMENTS        OTHER         TOTAL
                                             ----------------------- -------------------- ------------- --------------
Additions:
  Contributions:
   Participants                              $           8,739              220,651           10,180          239,570
   Rollovers                                           147,946            1,308,380             --          1,456,326
   Employers                                            74,434                 --              3,200           77,634
  Interfund transfers                                    7,596               (7,596)            --               --
  Net earnings                                         (17,165)              81,645             --             64,480
                                             ----------------------- -------------------- -------------- -------------

                    Total additions                    221,550            1,603,080           13,380        1,838,010
                                             ----------------------- -------------------- -------------- -------------

Deductions:
  Benefits paid to participants                          4,567               99,563             --            104,130
  Other                                                   --                   --               (885)            (885)
  Administrative fees                                      216                2,415             --              2,631
                                             ----------------------- -------------------- -------------- -------------

                    Total disbursements                  4,783              101,978             (885)         105,876
                                             ----------------------- -------------------- -------------- -------------

                    Net increase                       216,767            1,501,102           14,265        1,732,134

Net assets at April 1, 1998                               --                   --               --               --
                                             ----------------------- -------------------- -------------- -------------

Net assets at December 31, 1998              $         216,767            1,501,102           14,265        1,732,134
                                             ======================= ==================== ============== ==============

See accompanying notes to financial statements.

(1)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      (a)     BASIS OF PRESENTATION

              The accompanying financial statements of the Bogen Communications International, Inc. 401(k) Plan (the Plan) have been prepared on an accrual basis and present the net assets available for benefits and the changes in those assets.

      (b)     USE OF ESTIMATES

              In preparing the Plan's financial statements, management has made a number of estimates and assumptions relating to the reporting of assets and liabilities, increases and decreases in net assets and the disclosure of contingent assets and liabilities to present these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

      (c)     RISKS AND UNCERTAINTIES

              The assets of the Plan are primarily financial instruments which are monetary in nature. As a result, interest rates have a more significant impact on the Plan's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services as measured by the Consumer Price Index. Investments are subject to risk conditions of the individual fund objectives, the stock market, interest rates, economic conditions and world affairs.

      (d)     INVESTMENTS

              Investments are stated at fair value based upon quoted market prices. Interest and dividends on investments are recognized in the period earned. All purchases and sales of securities are recorded on a trade-date basis.

      (e)     NEW ACCOUNTING PRONOUNCEMENT

              In September 1999, the American Institute of Certified Public Accountants issued Statement of Position 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters" (SOP 99-3). SOP 99-3 simplifies the disclosure for certain investments and is effective for plan years ending after December 15, 1999, with earlier application encouraged. The Plan adopted SOP 99-3 during the plan year ending December 31, 1998.

                                       7                          (Continued)

      (f)     PAYMENT OF BENEFITS

              Benefits are recorded when paid.

(2)  PLAN DESCRIPTION

      The following brief description of the Plan is provided for information purposes only. Members should refer to the plan document for more complete information.

      (a)    GENERAL

             The Plan was adopted on April 1, 1998 as a defined contribution plan sponsored by Bogen Communications International, Inc. (Bogen). Employees who participated in the 401(k) plan of the predecessor company, Geotek Communications, Inc., were given the option to roll over their balances into the Plan on April 1, 1998.

             The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

      (b)    ELIGIBILITY

             Substantially all full-time employees of Bogen are eligible for participation after six consecutive months of service, as defined, provided they have attained age 18.

      (c)    EMPLOYEE CONTRIBUTIONS

             Eligible employees who participate in the Plan may make contributions through payroll deductions, not exceeding 20% of their compensation, as defined.

      (d)    EMPLOYER CONTRIBUTIONS

             Employer contributions are equal to 50% of the employee contributions up to 6% of a participant's compensation, as defined. Employer matching contributions are invested in Bogen Communications International, Inc. Common Stock and are not subject to participant redirection.

      (e)    VESTING

             All participant contributions, rollover contributions and transfers, and income or losses thereon are fully vested at all times. A participant becomes 10% vested in Bogen's contributions and income or losses thereon after one year of service, as defined, increased by 15% the following year and 25% for each of the next three years of service. A participant is 100% vested in employer matching contributions and income or losses thereon after five years.

                                      8                              (Continued)

              A participant becomes fully vested in the case of death, permanent disability or upon attainment of age 65. The non-vested account balance (forfeitures) of participants who were terminated for any reason other than death, disability or retirement will be used to offset Bogen's future contributions.

       (f)    WITHDRAWALS

              During employment, a participant may make withdrawals of amounts applicable to his or her contributions and income or losses thereon, subject to certain restrictions, as defined in the plan document.

       (g)    BENEFIT PAYMENTS

              Upon death, disability, termination or retirement, a participant's vested amount under the Plan is distributed either in a lump-sum payment or in installments, as elected by the participant or beneficiary. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

       (h)    FORFEITURES

              Forfeitures are applied to reduce the amount of future employer contributions. Forfeitures were $7,200 and $1,400 for the year ended December 31, 1999 and for the period April 1, 1998 (date of inception) to December 31, 1998.

       (i)    PARTICIPANT ACCOUNTS

              Each participant's account is credited with his or her contributions, the appropriate amount of Bogen's contributions, and an allocation of plan earnings or losses. Allocations of plan earnings or losses are based upon each participant's proportionate share of assets in the Plan in relation to all plan assets.

       (j)    LOANS

              Participants may borrow from their fund account a minimum of $1,000 up to a maximum of the lesser of 50% of their vested account or $50,000 (reduced by the excess of the highest loan balance in the last 12 months over the outstanding balance on the date of the loan). The interest rate on loans is prime plus 1%. The maximum loan term is five years, except for a home loan which is ten years. Loans shall be repaid by payroll deductions and are secured by the vested balance of the participant's account equal to the amount of the loan. Loans to participants are recorded at carrying value which approximates fair market value.

                                  9                                 (Continued)

(3)    INVESTMENTS AND INVESTMENT OPTIONS

       The plan sponsor has appointed Key Trust National Association as custodian of the Plan's assets. Upon enrollment in the Plan, a participant may direct his or her contributions to any of the following funds:

       - The American Funds Group - Capital Income Builder - This fund seeks above-average current income, a growing stream of income and growth of capital.

       - The American Funds Group - The Income Fund of America - This fund seeks current income and growth of capital.

       - The American Funds Group - Washington Mutual Investors Fund - This fund seeks current income and an opportunity for growth of principal consistent with sound common stock investing.

       - Franklin Mutual Series Discovery Fund - This fund seeks long-term capital appreciation by investing approximately 50% of its assets in foreign investments.

       - Neuberger & Berman Partners - Assets - This fund seeks capital growth.

       - Neuberger & Berman Genesis - Assets - This fund seeks capital appreciation.

       - The Victory Stock Index - This fund seeks to provide long-term capital appreciation by attempting to match the investment performance of the S&P 500 Index.

       - The Victory Fund for Income - Class A - This fund seeks to provide a high level of current income consistent with preservation of shareholder's capital.

       - EB MaGIC Fund - This fund seeks a reasonable level of income together with stability of principal. This fund invests primarily in a diversified portfolio of insurance companies and other investment contracts. The effective maturity of this fund will be five years or less. This is a collective fund and not a registered mutual fund.

              The fund had interest rates ranging from 6.2% to 6.48% for the year ended December 31, 1998, and had an average yield of 6.35% and 6.30% for the year ended December 31, 1999 and 1998.

       - Bogen Communications International, Inc. Common Stock - This investment offers Bogen Communications International, Inc. common stock.

       - Geotek Communications, Inc. Common Stock - This investment offers Geotek Communications, Inc. common stock.

                                 10                                 (Continued)

(4)    PLAN TERMINATION

       Although it has not expressed any intent to do so, Bogen has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Should the Plan terminate, each participant becomes fully vested in his or her account.


(5)    FEDERAL INCOME TAXES

       The Plan adopted the Prism Prototype Retirement Plan and Trust Agreement (the Prototype Plan) on April 1, 1998. The Prototype Plan obtained its latest determination letter on March 24, 1995, in which the Internal Revenue Service stated that the Prototype Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (the Code). In the opinion of the plan administrator and the Plan's tax counsel, the Plan and its underlying trust are currently designed and are being operated in compliance with the applicable requirements of the Code, however, the Company has not requested a separate IRS determination letter for the Plan. No provision for income taxes has been included in the Plan's financial statements.

(6)    PLAN EXPENSES

       The administrative expenses equal to the eligible employee fee, as defined, and loan fees are charged against the accounts of the participants. All other administrative expenses are paid by the plan sponsor.

(7)    RELATED PARTY TRANSACTIONS

       Several of the Plan's investments are shares in pooled funds managed by Key Asset Management, a related party to the custodian and trustee of the Plan. These transactions and those involving the plan sponsor and participants qualify as related-party transactions.

                                                                      SCHEDULE


                    BOGEN COMMUNICATIONS INTERNATIONAL, INC.
                                   401(K) PLAN

                             Schedule of Assets Held
                             for Investment Purposes

                                December 31, 1999

                                                                       FAIR
                DESCRIPTION OF                                        MARKET
                 INVESTMENTS                                           VALUE
----------------------------------------------                     -------------
Participant directed and non-participant directed:
   Bogen Communications International, Inc. Common Stock         $     313,867
   Money Market Funds*                                                  17,931
   Other assets, net                                                       115
                                                                   -------------

                                                                 $     331,913
                                                                   =============


Participant directed:
   The American Funds Group:
      Capital Income Builder                                     $     142,452
      The Income Fund of America                                       232,290
      Washington Mutual Investors Fund                                  79,468
   Franklin Mutual Series Discovery Fund                                63,412
   Neuberger & Berman Partners - Assets                                 49,523
   Neuberger & Berman Genesis - Assets                                  40,618
   The Victory Stock Index Fund*                                       667,112
   The Victory Fund for Income - Class A*                               20,688
   EB MaGIC Fund*                                                      359,674
   Geotek Communications, Inc. Common Stock                                 10
   Participant loans (rate of interest prime plus 1%)                   84,659
                                                                   -------------
                                                                  $  1,739,906
                                                                   ============

*Party-in-interest transactions

                         SIGNATURE OF PLAN ADMINISTRATOR



         THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


              Bogen Communications International, Inc. 401(k) Plan


Date: January 23, 2001             By: /s/ Maureen A. Flotard
                                       ----------------------
                                       Maureen A. Flotard
                                       Plan Administrator
                                       CFO & Vice President - Finance
                                       Bogen Communications International, Inc.